

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2020

Jennifer McCalman
Global Controller
HERSHEY CO
19 East Chocolate Avenue
Hershey, PA 17033

>   **Re: HERSHEY CO**
>   **From 10-K for the Year Ended December 31, 2019**
>   **Filed February 20, 2020**
>   **Form 10-Q for the Quarter Ended March 29, 2020**
>   **Filed April 23, 2020**
>   **File No. 001-00183**

Dear Ms. McCalman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 29, 2020

Note 13. Segment Information, page 24

1.   We note in your Form 10-K that you provide dissagregated revenue information by product line. However, this disclosure is not presented in your quarterly report. Additionally, you disclose in your Form 8-K dated May 27, 2020 that, as a result of the COVID pandemic, you continue to see declines in your food service, owned retail and world travel retail businesses, sales of your portable and on-the-go consumption products, and sales in your gum and mint category. Please tell us your consideration to further disaggregate revenue (for example by major product lines or sales channel) pursuant to the the guidance in 606-10-50-5 to 6 and 606-10-55-91. If you provide this information in future periodic reports, also ensure that you quantify material fluctuations in your results of operations and known trends and uncertainties within MD&A to the extent possible.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing